FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

PRESS RELEASE

Promotora de Informaciones, SA (NYSE:PRIS) announced today that, in view of yesterday's market activity in the stock of the company, the New York Stock Exchange contacted the company in accordance with its usual practice.  The company stated that its policy is not to comment on such market activity or rumors, otherwise than in accordance with the requirements of applicable regulatory and market regimes in Spain or the United States.

Madrid, 19th of January 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

January 20, 2011                                                         By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza

Title: Chief Legal Officer and Secretary of the Board of Directors